September 25, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. Kyle Moffatt

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 File No. 001-32663

Dear Mr. Moffatt:

This letter is in response to the Staff’s comments to the Company by its letter dated August 28, 2009 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 55

1.	We have reviewed your response and the information presented to your chief operating decision maker. It appears that all of the markets listed on pages 22 and 23 within the Clear Channel Outdoor Americas reports under Tab III. “Performance Tracker Reports” and each individual country within the Clear Channel Outdoor International reports under the Board of Directors tab are each separate segments under SFAS 131. We believe that each of these components constitutes an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains revenues, operating expenses, OCF, margins, OIBDAN, capital expenditures, historical returns by markets and other measures in which the chief operating decision maker can make decisions about resources to be allocated and assess performance. In addition, we note that certain of these components are led by regional presidents who we believe are segment managers as discussed in paragraph 14 of SFAS 131.

Securities and Exchange Commission

September 25, 2009

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a. through 17.e., please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, OCF, OIBDAN and respective percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operations and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

The Clear Channel Outdoor Americas reports present the Company’s business activities in a number of different ways, including discrete financial information on a consolidated basis as well as a market basis and revenue predictors on a consolidated basis and a market basis. These reports are available to management of the Outdoor Americas segment, including market managers, regional presidents, the segment manager (which the Company identified as its President and Chief Executive Officer – Clear Channel Outdoor determined under the guidance in paragraph 14 of SFAS 131) and the Company’s CODM. The Company’s President and Chief Executive Officer – Clear Channel Outdoor is directly accountable to and maintains regular contact with the Company’s CODM to discuss operating activities, financial results, forecasts or plans for the future. The regional presidents and market managers are not directly accountable to nor do they maintain regular contact with the Company’s CODM.

The Clear Channel Outdoor International reports present the Company’s business activities in a manner similar to the Americas. These reports are available to management of the Outdoor International segment, including country managers, regional presidents, the segment manager (which the Company identified as its President and Chief Executive Officer – Clear Channel International Outdoor determined under the guidance in paragraph 14 of SFAS 131) and the Company’s CODM. The Company’s President and Chief Executive Officer – Clear Channel International Outdoor is directly accountable to and maintains regular contact with the Company’s CODM to discuss operating activities, financial results, forecasts or plans for the future. The regional presidents and country managers are not directly accountable to nor do they maintain regular contact with the Company’s CODM.

The Company relied on the guidance in paragraphs 13, 14 and 70 of SFAS 131 to identify the set of components constituting its Americas and International operating segments. The existence of segment managers responsible for the Americas and International segment and the nature of the activities of each lead it to conclude that multiple operating segments did not exist.

Securities and Exchange Commission

September 25, 2009

The Company refers the staff to the Clear Channel Outdoor Organizational Chart which it has supplementally provided. The Company’s segment managers are held accountable for the consolidated performance of the Americas and International divisions. Therefore the Company believes that the operations as a whole are the set of components that constitute the Americas and International operating segments under the guidance in paragraph 14.

The reports created for the Americas and International segments are used by all members of management. The Company creates one set of reports and does not tailor the reports for each member of management. Each member of management uses the reports in a different manner.

The Company communicates its results of operations to its stakeholders as two segments, Americas and International. The Company believes that this best represents the way that the CODM organizes the segments within the Company for making operating decisions and assessing performance.

2.	It appears that your reporting units for goodwill impairment testing purposes should be re-evaluated based on the fact that you appear to have numerous operating segments beyond what you previously identified. For example, we note that you aggregated all of the markets in the United States into the one reporting unit. Since your operating segments appear to be each market in the United States, then at a minimum, each market would be a separate reporting unit pursuant to SFAS 142. Note that a reporting unit is an operating segment or one level below an operating segment, referred to as a component. Also, provide us with you detailed analysis of paragraph 30 of SFAS 142 and EITF D-101 based on this re-evaluation.

The Company’s operations in Canada, Mexico, Peru and Brazil are considered components and therefore reporting units under the guidance in paragraph 30 of SFAS 142. Discrete financial information is not regularly reviewed below this level. The Company does not believe that these components meet the aggregation criteria in paragraph 30 of SFAS 142 and EITF D-101.

Each country in the Company’s International outdoor business is considered a component under the guidance in paragraph 30 of SFAS 142. Discrete financial information is not regularly reviewed below this level. Unlike operations in its Americas segment, each country operates virtually autonomously with little sharing of resources or revenue and therefore the Company does not aggregate its components in its International outdoor segment for purposes of its goodwill impairment test.

Securities and Exchange Commission

September 25, 2009

The Company believes that each of its U.S. markets constitute components under the guidance in paragraph 30 of SFAS 142 because this is the lowest level for which discrete financial information is regularly reviewed by segment management. The Company believes it can aggregate these components into a single reporting unit based on the guidance in paragraph 30 of SFAS 142 and EITF D-101.

Paragraph 30 of SFAS 142 requires that the guidance in paragraph 17 of SFAS 131 be considered in determining if components can be aggregated. Paragraph 17 states that “…two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principles of this statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the products and services;

b)	The nature of the production processes;

c)	The type or class of customer for their products and services

d)	The methods used to distribute their products or provide their services

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Similar long-term economic characteristics

The basic economic characteristics of each of the United States markets are very similar. Revenues and related revenue trends are highly correlated to macroeconomic cycles and trends are consistent across markets. The sales cycle and related processes are similar across markets. Any increase or decrease in national marketing campaigns sold through the Company’s “National Platform” sales model will have a ripple effect on all of the markets included in the campaign.

The major expense categories across all United States markets are site lease costs and sales and commission expenses. The structure of these expenses and the interaction with revenues are similar in nature across all U.S. markets. The sales process and commission structures are also similar.

The consistent movement in the OIBDAN margins in the United States markets is a reflection of the overall “National Platform” sales model and the similar interaction between revenues and site lease and sales and commission expenses. Consistently across the United States markets, OIBDAN margins increase in times of revenue growth and operating margins decline in times of revenue contraction. The Company experienced a contraction in OIBDAN margins in 2008 compared to 2006 across significantly all of its U.S. markets.

The Company has supplementally provided the staff its historical and projected revenues, expenses, OCF, OIBDAN and OIBDAN margin percentages. As discussed in paragraph 17 of SFAS 131, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company’s primary metric used to assess performance is OIBDAN. The Company believes that its average long-term OIBDAN margins for its markets will be within the range of 45% - 55%.

Securities and Exchange Commission

September 25, 2009

The OIBDAN margins for certain markets in the supplemental information are outside the 45% - 55% range. Different factors will impact a market’s OIBDAN margin, including the mix of product offerings, advertising contracts, customer base, and competition. For example, transit contracts have higher fixed costs relative to bulletins and posters which results in lower margins at the beginning of the contract but are expected to expand as the Company sells out the available inventory. Additionally, the cost structure of transit contracts results in lower margins than the margins for bulletin and poster inventory. Also, customers’ purchase decisions vary between markets. Loss of a key advertising customer can have a short-term impact on a market’s OIBDAN margin, but the Company expects to replace that advertising revenue over the long-term. Finally, markets where the Company has a strong competitive advantage provide leverage in negotiating leases with landlords. However, as competition increases in a market, the Company will lose this advantage which will impact its long-term OIBDAN margins. The Company began a site lease renegotiation effort in 2008 which it anticipates will have a positive long-term OIBDAN margin impact in some of its lower margin markets.

Therefore, even though the factors impacting OIBDAN margins across markets are dynamic, over the long-term the Company believes that OIBDAN margins will be within the range of 45% - 55% as more competition enters a market, as the mix of product offerings changes, as the mix of advertising contracts changes and / or as the customer base changes.

The Company notes that the anticipated trends in revenue, OIBDAN and OIBDAN margin for 2009 compared to 2006 are similar across significantly all of its markets. The Company began to see the effects of the recession on its OIBDAN margins beginning in the second half of 2008 and continuing into 2009.

In addition to similar economic characteristics, paragraph 17 requires similarity in the following ways:

The nature of the production and services and the method used to distribute their products or provide their services - are consistent in all of the U.S. markets in that the Company is providing outdoor marketing services through the use of a mix of vinyl and digital billboards, posters, street furniture, spectaculars and other display sites.

The type or class of customer for their products and services - are consistent between markets and consistent with the “National Platform” sales model that has been developed by the Company. As previously discussed, the Company operates its Americas segment as part of a national platform created primarily through three large acquisitions. The Company’s strategy is to use the national platform to increase cash flow by providing advertisers a one-stop solution for multiple market advertisements and to lower expenses through the consolidation of numerous processes.

The Company has a national sales force that works directly with national sales agencies. The Company believes that its scale is a competitive advantage and allows it to drive shared revenues. The Company defines shared revenues as advertiser buys across multiple markets. Typically, agency buys are for multiple markets in the same advertising campaign and thus generate shared revenues.

Securities and Exchange Commission

September 25, 2009

Approximately 40% of the Company’s revenues are shared and the Company will continue to focus on growing its shared revenues.

In addition to the paragraph 17 requirements, the Company also considered the following EITF D-101 considerations.

The manner in which an entity operates its business and the nature of those operations

The Company operates its Americas segment as part of a national platform. The national platform was created primarily through the acquisitions of Eller Media Company in 1997, Universal Outdoor in 1998 and the Ackerley group in 2002. The Company’s strategy is to use the national platform to increase cash flow by providing advertisers a one-stop solution for multiple market advertisements and to lower expenses through the consolidation of numerous processes. Subsequent acquisitions have consisted primarily of one-off billboard acquisitions to fill out the Company’s presence in each of its markets. These acquisitions gave the Company a presence in 49 of the largest 50 markets in the United States, including all of the 20 largest markets.

To operate the national platform, the Company has established centralized systems. For example, the Company has a centralized sales force to sell national advertising across its platform, its accounts receivable are centralized, it has a centralized real estate group, a centralized capital investment group, a centralized lease accounting and billing system, a centralized creative group and a master customer database.

The Company has an Executive Vice President of Sales and Marketing who is responsible for managing sales across the Company’s national platform. This involves making sure that the national platform is utilized in the most effective manner. For example, in order to obtain national agency business, certain incentives might be offered across markets that would not be offered on a one-off market basis. The Company has also invested in technology that allows all account executives access to information regarding all of the advertising display options available across the national platform. Further, the technology allows the account executives to sell advertising across the national platform.

The Company also has a national sales force that works directly with national sales agencies. The Company believes that its scale is a competitive advantage and allows it to drive shared revenues. The Company defines shared revenues as advertiser buys across multiple markets. For instance, the Company has an account executive that sells advertisements for a large agency in Atlanta. The advertisements run in Atlanta are considered local revenue, but as part of the advertising campaign, the agency will also buy advertisements in New York, Dallas and San Francisco. The advertisements run in the markets outside of Atlanta are considered shared revenues. Typically, agency buys are for multiple markets in the same advertising campaign and thus generate shared revenues. Approximately 40% of the America’s revenues are shared and the Company will continue to focus on growing its shared revenues.

The account executive in a market is able to generate a seamless proposal to sell across multiple markets through access to Fast Pitch, which is an internal web based proposal generation system. This program delivers real time availability for every market allowing local account executives the ability

Securities and Exchange Commission

September 25, 2009

to create multi or single market programs without having to contact individual markets for current rates and availability. Fast Pitch also contains maps, product sheets, market information, shipping information and product specifications. Inventory availability is updated daily directly from each division’s scheduling system. Fast Pitch allows the advertising agency to deal with a single point of contact in a market and be able to buy advertisement in multiple markets.

As posting instructions and final rates are determined, this information is shared with the markets so they can ensure the advertising is displayed and invoiced. Though each market invoices separately, the collections work is done at a consolidated level with an individual collector assigned to the agency.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

The Company makes resource allocation decisions among its markets based on those markets’ contributions to the national platform compared to the total resources required by the market. Without the national platform, the cost structure for an individual market would be much different because an individual market would not be able to share resources with other markets.

For example, the Company believes its scale has enabled cost-effective investment in new display technologies, such as digital billboards, which it believes will continue to support future growth. The Company has experienced significantly higher revenue per digital display than revenue per vinyl display. Digital displays currently account for approximately 5% of the Company’s revenue. All of its digital displays are monitored in San Antonio to protect against “hackers”. The Company is also in the process of building technology to link all digital displays together. This will allow for a single advertisement to be run across the Company’s network of displays in all markets at the same time.

In addition, the Company does not have a history of disposing of individual markets. The Company does make like-kind exchanges for markets across the nation. The Company believes that like-kind exchanges demonstrate economic similarity because the exchanges are made to reposition its national platform. The Company’s scale allows it to make these like-kind exchanges, which demonstrates that the national platform is the highest and best use of the assets to the Company.

The extent to which the component businesses share assets and other resources

The Company has research tools that enable its clients to better understand how displays can successfully reach their target audiences and promote their advertising campaigns. For example, Profiles is a mapping system used across the Company’s markets, combining detailed mapping with demographic and psychographic information and the Company’s own retail and outdoor display database. Profiles allows the Company’s advertisers to make out-of-home purchasing decisions based on demographic and lifestyle information and evaluate trade areas and run comparisons based on market potential.

Securities and Exchange Commission

September 25, 2009

The Company also has proprietary creative software shared by its markets. MOVI© Presenter allows clients to view prospective creative in a virtual outdoor setting. Creative is viewed at several distances to test readability, contrast and impact. As discussed above, Fast Pitch is another application exclusive to the Company. This program delivers real time availability for every market allowing local account executives the ability to create multi or single market programs without having to contact individual markets for current rates and availability. Fast Pitch also contains maps, product sheets, market information, shipping information and product specifications. Inventory availability is updated daily directly from each division’s scheduling system. Finally, WebPOP is a proprietary program that allows the Company’s customers to monitor the installation of their campaigns as well as view photographs and Proof of Performance reports instantly.

The Company has a centralized creative group that provides advice on advertising campaigns for its local, regional and national customers. Also, the Company is working with its clients and advertising agencies to develop more sophisticated systems that will provide improved demographic measurements of outdoor advertising to be used across its markets.

The Company’s markets use The Traffic Audit Bureau (“TAB”), an independent third party-auditing company, to verify the number of impressions delivered by a display. The TAB is a tri-party consortium funded by advertisers, advertising agencies and the outdoor industry. The TAB compiles the daily effective circulation (“DEC”), which is based on traffic count, of a particular display. This information is posted on-line and is available to TAB members. The information supplied by TAB is one of the factors for determining the pricing of a particular display and is used as a sales resource. Generally, the more impressions a display delivers, the higher the rate. Currently, approximately 60% - 65% of the Company’s domestic revenues are placed by advertising agencies which rely on the information provided by the TAB. The Company believes its national resources give it the ability to maximize and sustain reach which it could not achieve at a stand-alone basis.

The Company believes that each of its U.S. markets is a component and meets the requirements for aggregation under FAS 142 and EITF D-101. Therefore, the Company aggregates its U.S. markets into a single reporting unit for purposes of the goodwill impairment test because of the reasons discussed above.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 25, 2009

If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,

/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays

Chief Financial Officer